Exhibit 99. R

Metallica Resources Inc.
Cerro San Pedro Gold-Silver Project
Central Mexico
Amended Technical Report

November 24, 2003

Prepared for

Metallica Resources Inc.
Suite 100 – 3979 E. Arapahoe Road
Littleton, CO 80122 USA
Tel: 303.796.0229
Web site: www.metal-res.com

Prepared by

WLR Consulting, Inc.
9386 West Iowa Avenue
Lakewood, Colorado 80232
Telephone: 303.980.8528

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TABLE OF CONTENTS

Unless specifically stated otherwise, all currency is reported in United States dollars.

Item	1:	Title Page
Item	2:	Table of Contents
Item	3:	Summary
Item	4:	Introduction and Terms of Reference
Item	5:	Disclaimer
Item	12:	Exploration
	12.1	Property History
	12.2	Recent Exploration Activity
Item	13:	Drilling
Item	14:	Sampling Method and Approach
Item	15:	Sample Preparation, Analyses and Security
Item	16:	Data Verification
Item	18:	Mineral Processing and Metallurgical Testing
Item	19:	Mineral Resource and Mineral Reserve Estimates
	19.1	Database Information Used
	19.2	Validation of the Database
	19.3	Construction of the Computer Block Model
Geologic Domains
Mineralization Envelopes
Composites & Statistics
Variography
Block Densities
Bench Height Study
Resource Estimate Techniques
	19.4	Mineral Resources
	19.5	Mineral Reserves @ $275 Gold and $5.25 Silver Prices
Pit Limit and Sequence Analyses
Final Pit Design Parameters
Mineral Reserves
	19.6	Mineral Reserves @ $325 Gold and $4.62 Silver Prices
Pit Limit and Sequence Analyses
Final Pit Design Parameters
Mineral Reserves

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Item 20:	Other Relevant Data and Information
Item 21:	Interpretation and Conclusions
Item 22:	Recommendations
Item 23:	References
Item 24:	Date
Item 26:	Illustrations
Certification of Author

The report Items 7, 8, 9, 10, 11, 17 and 25, as required by the National Instrument 43-101, are omitted from this report. These items are either not applicable or were presented in a previous technical report:

Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000

LIST OF TABLES

Table 1	Summary of Mineral Reserves by Phase @ $275 Au
Table 2	Summary of Mineral Reserves by Phase @ $325 Au
Table 3	Sources of Information Used in the Feasibility Study
Table 4	Available Drill Hole Database
Table 5	Available Underground Database
Table 6	Drill Hole Database Analytical Information
Table 7	Underground Database Analytical Information
Table 8	Summary of Metallurgical Tests
Table 9	Key Metallurgical Parameters by Ore Type
Table 10	Drill Hole Database Information
Table 11	Block Model Limits and Dimensions
Table 12	Rock Type and Structural Codes
Table 13	Simplified / Grouped Structural Domains
Table 14	Glamis 2000 Model Mineral Resources
Table 15a	Measured and Indicated Mineral Resources
Table 15b	Inferred Mineral Resources
Table 16	Pit Design Parameters
Table 17	Summary of Mineral Reserves by Phase @ $275 Au
Table 18	Pit Limit Input Parameters – Process Recoveries and Processing Costs
Table 19	Pit Limit Input Parameters – Other Economic Values and Slope Angles
Table 20	Revised Pit Design Parameters
Table 21	Summary of Mineral Reserves by Phase @ $325 Au
Table 22	Mineral Reserve Summary by Rock Type @ $325 Au
Table 23	Mineral Reserve Summary by Classification @ $325 Au

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LIST OF FIGURES

Figure 1	Cerro San Pedro Project Location
Figure 2	Lerchs-Grossmann Pit Shell at $275 Au
Figure 3	Mining Phase 1 ($275 Au plan)
Figure 4	Mining Phase 2 ($275 Au plan)
Figure 5	Mining Phase 3 – Ultimate Pit at $275 Au
Figure 6	Lerchs-Grossmann Pit Shell at $325 Au
Figure 7	Initial Pit Access Road ($325 Au plan)
Figure 8	Mining Phase 1 ($325 Au plan)
Figure 9	Mining Phase 2 ($325 Au plan)
Figure 10	Mining Phase 3 – Ultimate Pit at $325 Au

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LIST OF ABBREVIATIONS

gold	Au
silver	Ag
lead	Pb
zinc	Zn
copper	Cu
molybdenum	Mo
arsenic	As
antimony	Sb
mercury	Hg
manganese	Mn
bismuth	Bi
cyanide	CN

gram	gm
kilograms	kg
metric tonne	t
1000 metric tonnes	ktonnes
grams per tonne	g/t

milliliters	ml
gram per liter	gpl
parts per million	ppm

centimeter	cm
meters	m
kilometers	km
hectares	ha

Centigrade	C

Troy ounce	oz
U.S. dollars	$

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Item 3: Summary

This report is an amended form of the Technical Report entitled “Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report” dated February 4, 2003, in response to comments received from the Ontario Securities Commission on November 14, 2003. Specifically, this report restates previous mineral inventory and mineable reserve estimates to conform to Canadian NI 43-101 terminology standards for mineral resources and mineral reserves. All remaining text, tables and figures remained unchanged from the February 4, 2003 Technical Report. No new economic and/or engineering evaluations have been performed with regard to the mineral resource and mineral reserve estimates.

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi approximately 400 kilometers (km) north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of San Luis Potosi, which is the state capital with a population of approximately one million people. The site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The San Luis Potosi airport has daily flights to Mexico City and Monterrey. Figure 1 shows the location of the Cerro San Pedro project.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs. Minera San Xavier S.A. (MSX), a wholly owned subsidiary of Metallica Resources Inc. (Metallica), began its exploration activity at Cerro San Pedro in April 1995. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior Inc. (Cambior) in early 1998.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica.

Currently the joint venture controls 41 mineral concessions, totaling 9,295 hectares (ha). In addition to the mineral concessions, MSX has all the surface rights agreements in place for the operation.

To date three feasibility studies have been completed on the project, one by Kilborn International for Metallica Resources Inc. in February of 1997, one by Cambior Inc. in December of 1999, and one by Glamis Gold Ltd. in November of 2000. The most recent study completed by Glamis has been previously filed, in its entirety, as a Technical Report.

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In the Glamis report, mineral reserves were based on a $275 per ounce gold price and a $5.25 per ounce silver price, which are summarized in Table 1 below:

Table 1 Summary of Mineral Reserves by Phase @ $275 Au

Mining	Ore	Gold	Silver	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	14	0.75	34.8	727	741	51.93
1	9,229	0.69	24.6	13,649	44,878	1.48
2	16,402	0.58	23.4	31,691	48,093	1.93
3	23,615	0.52	18.7	25,956	49,571	1.10
Total	49,260	0.57	23.0	72,023	121,283	1.46

From the identical computer block model of the deposit as used by Glamis, an updated mineral reserve has been calculated using revised metal prices of $325 per ounce gold and $4.62 per ounce silver. The updated mineral reserves were determined to be:

Table 2 Summary of Mineral Reserves by Phase @ $325 Au

Mining	Ore	Gold	Silver	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	50	0.68	43.1	701	751	14.02
1	10,274	0.71	25.1	11,814	22,088	1.15
2	24,443	0.60	27.5	33,171	57,614	1.36
3	26,289	0.53	20.2	28,302	54,591	1.08
Total	61,056	0.59	24.0	73,988	135,044	1.21

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Cerro San Pedro

Location Map

Cerro San Pedro
San Luis Potosi
Mexico City

Figure 1 - Cerro San Pedro Project Location
(taken from Feasibility Study)

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Item 4: Introduction and Terms of Reference

In this report the term “Metallica” can refer to either Metallica Resources Inc. or any wholly owned subsidiary of Metallica Resources Inc. The term “Cambior” can refer to either Cambior Inc. or any wholly owned subsidiary of Cambior Inc. The term “Glamis” can refer to either Glamis Gold Ltd. or any wholly owned subsidiary of Glamis Gold Ltd. The term “MSX” refers to Minera San Xavier S.A., the Mexican company which owns the Cerro San Pedro project. Glamis and Metallica each own 50% of MSX.

In a previous Technical Report entitled, Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000, (“Feasibility Study”) Metallica presented the results of a complete feasibility study for the Cerro San Pedro project. Areas of study and primary sources of information used in support of Feasibility Study are summarized below in Table 3.

Table 3 Sources of Information Used in the Feasibility Study

Area	Services Provided	Name of Company/Consultant

Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Petersen, Consultant/Formerly Metallica
	Mineralogy/Petrography	Petrographic Consultants, Intl.
	Mine Design/Engineering	Glamis / Mine Reserves Associates
Independent Mining Consultants, Inc.
Mining	Model Verification	GeoSight, Inc.
Glamis / Mine Reserves Associates
Metallurgy	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates
	Management	Glamis
	Bottle Rolls, Columns, CN Sol.	McClelland Laboratories
	Diagnostic Testing/Reagent Work	Resource Development Inc. (RDI)
	Ore Characterization	METCON Research, Inc.
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
Unifield Engineering
	Solution Chemistry	Times Ltd. (Mudder)
McClelland Laboratories
Processing	Management	Glamis
	Heap Modeling	Unifield Engineering
	Costing/Data Review	R. Hyyppa
	Leach Pad	Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering

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Table 3 (Continued) Sources of Information Used in the Feasibility Study

Area	Services Provided	Name of Company/Consultant

Electrical and Communication	Management	Glamis / Minera San Xavier
	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin
	Main Substation	Cypesa
	Communication	Telmex / Glamis
Infrastructures	Management	Glamis / Minera San Xavier
	Housing	Constructora Rosval / Constructora y Edificadora B&F
	Access Road	Minera San Xavier
	Water Management	Sodinco Group
Environmental	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico
	ARD Evaluations	Chemac Environmental Services
Geochemica, Inc.
	Water Balance Modeling	Womack and Associates
Water Management Consultants
	Closure Planning	Shepherd Miller
Closure Strategy Group (CSG)
	Permitting	Minera San Xavier
Other	Socioeconomics	Minera San Xavier
	Taxation	Minera San Xavier / Glamis

In this report, previously reported information is summarized to provide an overall understanding of the project. The reader is referred to the Feasibility Study for specific details and support. It should be noted that all of the detailed information from the previous Technical Report has not been revised or amended. The only revision has been the metal prices, the addition of certain rock types into the definition of ore, and the mine operating cost estimates used to calculate the mineral reserves. The mineable reserves (i.e., mineral reserves) of the Feasibility Study were based on a $275 per ounce gold price and a $5.25 per ounce silver price. The mineral reserves have been recalculated with revised prices of $325 per ounce gold and $4.62 per ounce silver.

The author, William L. Rose, has visited the Cerro San Pedro project site during October 8-10, 1996. During this visit, he inspected the pit and waste dump areas, access routes to the project site, some of the underground and surface workings, and the village of Cerro San Pedro.

This report is an amended form of the Technical Report entitled “Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report” dated February 4, 2003, in response to comments received from the Ontario Securities Commission on November 14, 2003. Specifically, this report restates previous mineral inventory and mineable reserve estimates to conform to Canadian NI 43-101

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terminology standards for mineral resources and mineral reserves. All remaining text, tables and figures remained unchanged from the February 4, 2003 Technical Report. No new economic and/or engineering evaluations have been performed with regard to the mineral resource and mineral reserve estimates.

Unless specifically stated otherwise, all currency is reported in United States dollars.

This Technical Report has been prepared to comply with National Instrument 43-101.

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Item 5: Disclaimer

This report, Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Amended Technical Report, dated November 24, 2003 prepared for Metallica Resources Inc. by WLR Consulting, Inc. was prepared exclusively for Metallica Resources Inc. The report is based in part upon information supplied by Metallica and in part upon information not within the control of either Metallica or WLR Consulting, Inc. While it is believed that the information, conclusions and recommendations will be reliable under the conditions and subject to the limitations set forth herein, neither Metallica nor WLR Consulting, Inc. can guarantee their accuracy. No third party shall be entitled to use or rely on this report without the written consent of Metallica and WLR Consulting, Inc. The use of this report and the information contained herein shall be at the user’s sole risk, regardless of any fault or negligence of Metallica or WLR Consulting, Inc.

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Item 12: Exploration

12.1 Property History

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Following this discovery, mining continued until 1663 when a mine fire collapsed the main production stope. Although there are no reliable production records for this period, it is estimated that approximately 1.5 to 2 million tonnes of high-grade gold-rich ore were mined by the Spanish. After the mine fire in 1663, small-scale production continued intermittently for the next two hundred years.

The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, the Minera La Victoria company drove the Victoria adit under the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies, as well as to deeper ore bodies located to the west. Because of its lower grade, porphyry-hosted mineralization was not mined at this time, although haulage tunnels driven by the company exposed a significant amount of low-grade disseminated mineralization throughout the central part of the district.

Concurrently, the El Barreno company completed extensive development of chimney and manto ore bodies in the Barreno Hill area. By 1904 there were more than 100 active mine adits in the district. All mining operations were reportedly suspended between 1925 and 1930.

In 1930 mining activity resumed when Asarco optioned the property and began mining oxide ore from a large limestone-hosted breccia pipe on the west flank of Barreno Hill. At the same time, Asarco’s underground development work to the south mined progressively deeper sulfide ore bodies occurring along the upper limestone-porphyry contact at depths between 300 and 500 meters (m) from the surface. Both limestone and sulfide ore was shipped by train to the Asarco smelter in San Luis Potosi. Production continued uninterrupted until 1953 when operations were officially suspended due to a labor dispute. Asarco’s total production during this period is reported as one million tonnes of direct flux limestone ore grading 1.8 grams per tonne gold (g/t Au), 60 g/t silver (Ag) and 2 million tonnes of sulfide ore grading 4.5 g/t Au, 325 g/t Ag, 5% lead (Pb), 8.5% zinc (Zn), and 4% copper (Cu). It is estimated that by the end of Asarco’s mining activities in the early 1950’s, approximately 2.5 million ounces of gold and 40 million ounces of silver had been produced from the Cerro San Pedro district.

12.2 Recent Exploration Activity

Renewed interest in the Cerro de San Pedro district began in 1970 when Geocon S.A. evaluated the district’s potential for a large tonnage, low-grade, bulk minable deposit. They conducted an extensive mapping and sampling campaign that resulted in the

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collection of 659 continuous channel samples over approximately four km of underground workings. Based on this work, a resource of 50 to 75 million tonnes averaging 0.60 to 0.80 g/t Au, and 20 to 35 g/t Ag was estimated. Geocon dropped the property, however, due to the low metal prices in effect during the early 1970’s.

In April, 1980, Bear Creek Mining Company optioned the property and initiated a second exploration campaign targeting the northern area between the Gran Hundido and Abundancia mine, and the Barreno pit to the southwest. This program consisted of detailed surface and underground mapping in conjunction with extensive sampling of over approximately 3 km of underground workings. Most of Bear Creek’s work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit. Although their original objective was to evaluate the district’s potential for a large bulk mineable gold-silver resource, attention eventually shifted toward potential high-grade silver mineralization developed along the Princessa Fault zone along the north side of Cerro Barreno. Three shallow core holes were drilled to test the upper portions of this zone, however, grades were lower than anticipated and, by the end of 1981, the decision was made to drop the property.

In 1985 and 1986, Acheron Resources Ltd., a Vancouver-based junior mining company, optioned the property and built a small heap leach facility in an attempt to recover gold from approximately 15,000 tonnes of dump material produced from old mine workings. Although the project succeeded in producing gold, no records are available.

In 1989, Compania Fresnillo S.A. optioned the property from the present day owners and began an extensive exploration program, which lasted over the next four years. Like their predecessors, Geocon and Bear Creek, Fresnillo’s primary objective was to evaluate the district’s potential for a large low-grade bulk mineable gold-silver deposit. Fresnillo’s program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of more than 38 reverse circulation holes totaling approximately 9,400 m. Based on this work, Fresnillo estimated a mineable reserve of 17 million tonnes averaging 1.02 g/t Au and 16 g/t Ag with an average stripping ratio of 2.8:1. An additional possible resource of 9.4 million tonnes averaging 0.41 g/t Au, 16 g/t Ag was also inferred. In October, 1993, Fresnillo decided to drop the project for internal corporate reasons.

Building upon the work of its predecessors, in April, 1995, MSX began its exploration campaign at Cerro San Pedro. This program has involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work. During 1995, MSX completed approximately 12,000 m of reverse circulation drilling which, in combination with the Fresnillo drillhole data, formed the basis for the calculation of the geologic resource and mineable reserves reported in the 1995-96 pre-feasibility study. MSX’s 1996 exploration program confirmed and expanded the 1995 reserve estimate, completing more that 51,000 m of exploration drilling since the beginning of MSX’s activities.

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In early 1997, Mine Reserves Associates, Inc. (MRA) estimated the global resource to be 250 million tonnes averaging 0.49 g/t Au and 15.5 g/t Ag, and the contained proven and probable reserves to be 77.3 million tonnes averaging 0.60 g/t Au, 24.8 g/t Ag, with an overall waste to ore ratio of 1.51:1. This was predicated upon a gold price of $400/oz and a silver price of $5.00/oz.

Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior in early 1998. As part of their due diligence Cambior, drilled 11 core holes in 1997 for a total 2,650 m. In 1998, Cambior completed an additional 13 surface core holes totaling 1,439 m and 42 underground core holes totaling 3,523 m.

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Item 13: Drilling

The Cerro San Pedro database was established using the results from four different drilling campaigns: Bear Creek, Cia. Fresnillo, MSX-Metallica and MSX under the Cambior-Metallica Joint Venture as shown in Table 4, totaling some 271 drill holes. These companies also collected numerous channel samples in the accessible drifts and stopes as presented in Table 5.

Table 4 Available Drill Hole Database

Company	Year	DDH holes		RC holes		Total

		No.	Meters	No.	Meters	No.	Meters

Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-CAMBIOR	1997	11	2,650.0			11	2,650.0
MSX-CAMBIOR Surface	1998	13	1,439.0			13	1,439.0
MSX-CAMBIOR Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	177	42,659.4	271	58,839.7

Table 5 Available Underground Database

	Year	No. Of Channel Samples	Meters

Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30
Total		3,749	6,699.34

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Item 14: Sampling Method and Approach

Layne Drilling Services de Mexico served as the primary contractor for the reverse circulation drilling program at Cerro San Pedro. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

The standard procedure for reverse circulation drill holes involved systematic sampling at regular 2 m intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes have required the injection of water. As a consequence, wet sampling methods have been necessary to maintain optimum circulation and sample return. To date, no groundwater has been intercepted at Cerro San Pedro.

Collection of wet drilling samples involved the use a rotary wet sample splitter which reduced recovered drill cuttings into two parts: one split which was sent to Bondar-Clegg for analysis, and one duplicate split was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

Although every effort has been made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times proved problematic to maintaining consistent sample recovery. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

The sampling procedure for core holes likewise involved systematic sampling at regular two-meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. The majority of core holes were completed with HQ-size core of 8.5 centimeter (cm) diameter with reductions to NQ-size core of 5.6 cm diameter where necessary. Two methods of core sample splitting were employed, depending on sample lithology.

Limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate 2 cm slice lengthwise along each 2 m interval. Once each 2 m

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sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample. Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories for further test work.

During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above. Due to porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to cutting dry half-splits using a Longyear jaw splitter. One half-split was submitted to Bondar-Clegg for fire assay, the remainder has been stored at the project site for reference and possible future test work.

The preparation of bulk composites for column leach testing involved the collection of approximately 500 kilograms (kg) of Begoñia Limestone, as well as the collection of three 200 kg of whole core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle roll leach tests were submitted as unsplit 2 m intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Labs. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, CO for analysis.

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Item 15: Sample Preparation, Analyses and Security

15.1 Sample Preparation

Drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150 degrees Centigrade (C), weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram (gm) split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage. The 250 gm split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 to 200 and 50 gm splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, B.C. for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gm sample pulps remains available for future analytical work.

15.2 Assay Methods

The Bondar-Clegg fire assay procedure involves a standard 1-assay ton gold-silver fire assay with an atomic absorption (AA) finish. The assay procedures include blending of sample pulps followed by weighing of 1-assay ton (29.17 gm) splits from each sample pulp. The weighed samples are fused with an appropriate flux at a temperature of 1038 degrees C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954 degrees C for gold and 871 degrees C for silver. The cupelled sample buttons are then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag are re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, NV facility where they are analyzed for cyanide (CN)-soluble gold via a 1-assay ton hot CN shake leach.

Bondar-Clegg’s agitated cyanide assay procedure first involves the preparation of a second 30 gm spilt from the original sample pulp, which is mixed with 30 milliliters (ml) of 5 gram per liter (gpl) CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample is then agitated for one hour at 80 degrees C after which the solution is analyzed by AA. Results are initially reported in ounces per short ton of dry solids and subsequently converted to g/t. Upon receipt of results from Bondar-Clegg, all CN-soluble assay data are recorded in the San Pedro project database along with the original fire assay results for each individual sample.

Cone Geochemical’s analytical procedure is similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg are reground to

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90% passing 200 mesh prior to fire assay. Gold analyses follow essentially the same procedures described above; however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric) which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for gold are performed via the 1-assay ton fire assay/AA finish method described above. Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury and manganese are done through a multi-element ICP spectral scan. The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP. As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter. Skyline Labs of Tucson, AZ analyzed gold and silver from the Bear Creek underground sampling program according to standard gold-silver fire assay/AA-finish techniques. Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods.

More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn). From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese. Tables 6 and 7 summarize the assay information available.

Table 6 Drill Hole Database Analytical Information

Element		No. Samples	Element		No. Samples	Element		No. Samples

Au	g/t	27,931	Zn	ppm	12,976	Hg	ppm	8,910
Ag	g/t	27,919	Mo	ppm	8,910	Mn	ppm	8,680
Cu	ppm	12,537	As	ppm	8,910	Au CN	g/t	12,710
Pb	ppm	12,975	Sb	ppm	8,910	Ag CN	g/t	622

Table 7 Underground Database Analytical Information

Element		No. Samples	Element		No. Samples	Element		No Samples

Au	g/t	2,153	Zn	ppm	2,060	Hg	ppm	2,060
Ag	g/t	2,153	Mo	ppm	2,025	Mn	ppm	1,638
Cu	ppm	2,060	As	ppm	2,060	Bi	ppm	2,060
Pb	ppm	2,060	Sb	ppm	2,060

ppm = parts per million

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Item 16: Data Verification

Check assay procedures for drill samples were performed regularly to verify both Bondar-Clegg’s fire assay results as well as the sample preparation method. To verify analytical results, every 25th sample pulp from the regular analytical sequence was submitted to Cone Geochemical for a repeat gold-silver fire assay as a check against the results reported by Bondar-Clegg. To check the sample preparation method, a second assay pulp is prepared from every 25th sample. This sample was analyzed by Bondar-Clegg and was reported as if it were a separate sample in the analytical sequence. These assay verification procedures were employed in addition to Bondar-Clegg’s standardized internal quality control procedures that involve the preparation and analysis a second sample pulp at least once in every 40 samples or a minimum of 1 in any submittal of 10 or more samples.

Since 1995, assaying and assay verification have been performed by Bondar Clegg Laboratories of Vancouver, Canada. The 25th sample in each batch submitted is systematically re-assayed by Bondar Clegg. If discrepancies are observed in the assay results between the original and re-assay value for either gold or silver, the entire batch is re-assayed. Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical in Denver for assay verification. MSX did not submit its own analytical standards or blanks to Bondar Clegg. The Bondar Clegg assays comprise the primary assay database for the project.

MSX performed two statistical tests on assay versus re-assay results. These tests are the F-test and the Student t-Test. The F-test evaluates the probability that the variances in assay and re-assay results for gold and silver performed at Bondar Clegg are not significantly different. The Student t-Test determines whether two samples are likely to have come from the same two underlying populations that have the same mean.

The gold and silver data mean and variance for the Bondar Clegg check assays are statistically similar in both of the F-test and the Student t-Test, higher than 90% for both distributions. A conditional bias does not appear.

The comparison of gold assay results between Bondar Clegg and Cone are statistically similar and no bias was recognized. The silver assay results showed an obvious silver bias between Cone and Bondar Clegg assay results, with the Cone silver assay results being systematically higher.

The core versus reverse-circulation twin hole drill program performed during 1998 within the porphyry also suggested a silver bias, with the core holes reporting a much better silver grade than the older RC drill holes. There appeared to be no bias in the gold assays. To further investigate the cause(s) for the bias, some of the old RC samples were obtained from storage and a new split obtained and sent to Bondar Clegg. Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver. The results of the re-assaying gave higher silver grades than the original assays and the silver bias disappears as compared to the core twin

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assays. The 1998 sampling and assaying protocols were different from those previously used. The sample preparation was changed in that additional step of comminution was added prior to final pulverization. Silver was assayed by aqua regia digestion and AA measurement before September 1997 and after this date, by fire assay and AA measurement.

In order to further investigate this silver assay bias, 186 randomly selected coarse reject samples were collected and sent to Bondar Clegg for re-assaying in April 1999. Assay results showed the average silver grade was 32% higher for the newly assayed sample versus the original assay performed before September 1997. No silver bias was observed for samples assayed after September 1997. Gold showed no bias. The number of samples was considered insufficient to adequately correct the database.

Therefore, an extensive re-assay program was outlined. The goal was to collect approximately 14% of the overall sample database that will be used for the resource estimate. A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999. Bondar Clegg prepared them using the 1998 sampling protocol. The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias averaging 28% for the samples assayed prior to September 1997.

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results are valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999 and 16 blanks were added to crosscheck the assay results. Cone Geochemical from Denver and Chemex Laboratory from Vancouver each received representative splits of the 250 pulps and coarse rejects samples. The samples were re-bagged and re-tagged so it was impossible for the laboratory to associate assay results from pulps and rejects. These labs were asked to perform gold-silver assays by FA/AA, silver assays by using aqua regia digestion and 4-acid digestion with AA finish and, gold cyanide and silver cyanide assays. Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997. The aqua regia digestion technique produced similar silver results between Bondar Clegg, Chemex and Cone. Silver assaying with the total digestion technique by Chemex and Cone reproduced the Bondar Clegg results from the recent re-assaying program. No gold bias was observed.

The silver bias is the result of the assaying method used by Bondar Clegg prior to September 1997. The agua regia digestion technique is insufficient to put all the silver particles in the sample into solution for subsequent analysis by the AA instrument.

Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drillhole samples. The factors were calculated from the 2,120-sample database. Overall, this results in an adjustment of 25,541 samples out of a total of 30,072 samples in the entire silver assay database. This adjustment results in raising the average silver

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grade by 23% based on all silver database assays and by 30% for those samples assayed prior to September 1997.

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Item 18 Mineral Processing and Metallurgical Testing

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted at various particle sizes and test parameters.

Metallurgical testing has been performed on a total of 396 different samples of core, core composites, bulk samples, bulk sample composites, underground chip samples, and reverse circulation drill cuttings. The samples have been collected throughout the known extents of the deposit. Seven distinct mineral types have been determined by different geological and metallurgical characteristics and all have been included in the testing program. These included samples of Porphyry Oxide, Begonia Limestone, Barreno Limestone, Barreno Manganese, Hospital Limestone, Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide. With the exception of the Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide, all samples are fully oxidized.

Samples have been taken from surface outcrop locations, from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing.

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. The number and type of different metallurgical tests that have been conducted are summarized in Table 8 below.

Table 8 Summary of Metallurgical Tests

Sample Type	Column Tests	Bottle Roll	HS Bottle Stirs

Porphyry Oxide	38	186	16
Begonia Limestone	22	90	20
Barreno Limestone	11	51
Barreno Manganese	12	49
Hospital Limestone	0	23
Porphyry Mixed	2	43
Porphyry Sulfide	2	19

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Table 9 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 9 Key Metallurgical Parameters by Ore Type

	% Recovery (run-of-mine)		Reagent Consumption (kg/t)

Ore Type	Gold	Silver	Na Cyanide	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.30	3.0
Hospital Limestone	35	10	0.30	3.0
Barreno Manganese	20	5	0.30	3.0
Porphyry Mixed	50	45	0.6	13.2
Porphyry Sulfide	25	35	0.6	13.2

These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

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Item 19: Mineral Resource and Mineral Reserve Estimates

19.1 Database Information Used

For the construction of the present resource estimate, the results from 255 drill holes completed in three different exploration campaigns by Cia Fresnillo, MSX under Metallica, and MSX under the Cambior-Metallica Joint Venture have been used. All of the Bear Creek and 13 of the Fresnillo holes were not used because the logging data are not available. The details of the drill database are shown in Table 10.

Table 10 Drill Hole Database Information

		DDH Holes		RC Holes		Total

	Year	No.	Meters	No.	Meters	No.	Meters

Fresnillo	1992			36	9,129.3	36	9,129.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	11,970
MSX-Cambior	1997	11	2,650.0			11	2,650.0
MSX-Cambior Surface	1998	13	1,439.0			13	1,439.0
MSX-Cambior Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	161	41,994.2	255	58,174.5

All samples with no indication of recovery and/or no geologic description were discarded because these samples appear to be biased high for metal value.

Due to the existence of numerous tunnels in the project, 2,153 channel samples representing 4,560m from underground workings were also used for the resource estimate. Samples collected during Bear Creek and Fresnillo sampling campaigns were generally biased high for gold and silver and they were discarded. Channel sampling lines were treated as continuous horizontal drill holes.

The area of defined mineral resource has generally been drilled at a 50 m drill hole spacing, with some areas drilled at a closer spacing, locally to a 25 m by 25 m grid.

Surface topography data was obtained from an air photo survey commissioned to The Orthoshop of Tucson, Arizona, in 1998, and later refined on site by MSX surveyors to correct a few discrepancies around the caved areas. All the data prior to the survey have been corrected based on the new topography and added to the database.

The underground topography was built through wire-frames obtained from survey, and old maps completed by Asarco. A check program was performed during 1998 to validate the data and in a few cases to correct the existing underground topography based on accessible tunnels and stopes.

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19.2 Validation of the Database

Validation of the database was done by using section and plan maps to ensure that the information stored in the database occurs in the correct position and conforms to the geological interpretation. The geological data from the drill hole logging sheets were verified and any discrepancies found were corrected by a re-logging of the cores and cuttings stored at the project site. The data entered in the database was then used for the final refinement of the rock and structural models used for the present resource estimate. All the assay results were also checked and the few errors found were corrected.

19.3 Construction of the Computer Block Model

The coordinate and block dimensions of the model covers a north-south distance of 1,260 m, an east-west distance of 1,260 m, and a vertical distance of 840 m. Table 11 summarizes the dimensions of the block model.

Table 11 - Block Model Limits and Dimensions

Axis	Minimum (m)	Maximum (m)	Block Size (m)	# Blocks

X (Easting)	313,650	314,910	10	126
Y (Northing)	2,457,550	2,458,810	10	126
Z (Elevation)	1,560	2,400	10	84

Geologic Domains

The Cerro San Pedro geological model has been constructed placing an emphasis on structural control relative to lithological control. A three-dimensional block model was constructed using the lithology and structural domains presented in Table 12.

Table 12 Rock Type and Structural Codes

	Rock		Structure
Description	Code	Description	Code

Barreno Limestone Barreno MnOx Hospital Limestone Begonia Limestone Begonia Carbonaceous Porphyry Oxide Porphyry Mixed Porphyry Sulfide Tertiary Rhyolite Tailings Backfill	100 101 102 103 104 105 106 107 108 109 110	Abundancia Olvidada Princessa Rosario-Porvenir Felix Ovalle Cinco de Mayo West Contact Zone East Contact Zone West Sediments Porphyry Wedge Princessa F-O East Sediments	1 2 3 4 5 6 21 22 25 26 27 28

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The structural model contains twelve different domains defined on the basis of geological interpretation. Statistical results show that some structural domains give similar statistical results and are eligible for regrouping. Table 13 presents the simplified and grouped structural model domains.

Table 13 Simplified/Grouped Structural Domains

Code	Description

1+2+27	Abundancia + Olvidada + Wedge Princesa/Felix Ovalle
25+28	East and West Sediments
3+5+6	Princesa + Cinco de Mayo + Felix Ovalle
4	Rosario-Porvenir
21+22	West and East Contact Zones
26	Porphyry

Mineralization Envelopes

Mineralized envelopes were developed through inspection of exploration data and interpretation of data on vertical cross sections. Structural controls are the dominant geologic feature defining metal distribution at Cerro San Pedro. Distinct structural domains were defined within each rock type zone to add a controlling factor to grade distribution. Exploration data specific to each of these domains was analyzed to define geostatistical orientation and range specific to that domain. The structure, grade data and geostatistical parameters associated with each domain were strictly adhered to when defining the mineralized envelopes.

Composites & Statistics

Five-meter down-the-hole composites were calculated from the drill hole and channel sample database. A total of 11,904 composites were computed. The log-probability plots show distributions of moderate variability for both gold and silver with coefficients of variation between 1.00 and 2.00. Outlier thresholds were selected by interpretation.

Variography

Correlograms for silver and gold grades were computed for the combined structural domains. Cambior and MRA performed detailed geostatistical analysis, indicator thresholds for each domain were interpreted, and indicator variograms were calculated. Most variograms were modeled with a global spherical model. Anisotropy was difficult to ascertain and was only modeled if the directionality was pronounced in the experimental variograms.

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Block Densities

Block specific gravities were measured by Cambior and are based on a total of 281 specific gravity determinations. The work performed by Cambior was accepted by MRA and average densities were loaded into the block model for each lithology. These densities generally ranged between 2.29 t/m3 for porphyry oxide to 2.59 t/m3 for Hospital limestone. Details of the average density assignments are presented in the Feasibility Study.

Bench Height Study

Independent Mining Consultants (IMC) was contracted to perform a study to evaluate the impact of various mining bench heights, from 2 to 10 m. The study demonstrated that there was little to no penalty in adopting a 10 m bench height.

Resource Estimate Techniques

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability assigned contrained kriging (PACK) with OK, PACK with ID3, and Restrictive Kriging (RK). Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit. Problems associated with the traditional modeling methods, such as OK or ID to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries. As such, tonnages may be overestimated and grades do not represent local information. The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones.

The RK method was recognized as a valid approach to estimating the mineral resource in this deposit. The RK method uses a single indicator approach to model grade population changes within structural domains. The geologic environment at Cerro San Pedro is a primary example of a mix between dissemination and tight structural control. Mineral grade tends to fluctuate along the structural boundaries and become more evenly distributed in the disseminated areas as you move away from these boundaries. The RK approach begins with selection of an indicator cutoff corresponding to the transition between mineralized populations. Indicator variograms are then computed to determine the continuity of mineralization above the cutoff, i.e., the variogram range.

Using the indicator variogram range as a search distance, block probabilities are estimated. Block probabilities then represent the likelihood of the block belonging to the mineralized population above the indicator cutoff. During grade estimation, the block probabilities are introduced into the kriging set of equations to adjust the kriging weights. A high block probability, suggesting that a majority of the close composites are above the indicator cutoff, will result a block with a higher estimated grade than what would have been estimated using ordinary kriging. Conversely, a block with a low block

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probability, suggesting isolated high grade values would receive a lower grade estimate than ordinary kriging. In this manner, smoothing is reduced and blocks tend to receive grades more reflective of the structure and local data.

A minimum of two and a maximum of nine composites were used for estimation, with a maximum of three composites from a single drill hole. Search distances generally corresponded to variogram ranges. Horizontal search distances were 100 m in the sediments and contact zones, 150 m in the porphyry, and 50 m for all other structural domains. A 20 m vertical search distance was used for all structural domains. Outlier grade values were limited to a maximum search distance of 15 m.

19.4 Mineral Resources

Mineral resources for the RK estimating method, accounting for modeled voids for underground workings, were calculated by rock type and are summarized in Table 14.

Table 14   Glamis 2000 Model Mineral Resources*

	=0.20 g/t Au			=0.30 g/t Au			=0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Barreno	10,408	0.51	20.8	6,281	0.69	23.5	4,390	0.84	25.9
Barreno Mn	3,042	0.73	30.4	2,390	0.87	32.8	1,889	1.01	35.9
Hospital	5,789	0.57	27.2	3,652	0.76	31.2	2,645	0.92	35.2
Begonia	10,675	0.56	25.0	7,452	0.71	28.7	5,699	0.82	31.6
Begonia Carb	3,835	0.52	24.6	2,463	0.68	29.5	1,934	0.77	31.5
Porphyry	89,353	0.48	15.8	58,709	0.60	19.3	40,494	0.71	22.0
Porphyry Mixed	37,931	0.45	14.2	28,314	0.52	16.4	18,847	0.60	19.2
Porphyry Sulfide	77,162	0.38	10.0	50,247	0.46	12.0	28,832	0.54	14.1
Rhyolite	191	0.64	17.3	181	0.66	17.6	166	0.69	18.2
Total	238,386	0.45	14.9	159,689	0.56	17.7	104,895	0.67	20.8

*     The mineral resource estimates in this table are taken from the Glamis Feasibility Study, which was prepared prior to NI 43-101. These figures are not compliant with NI 43-101 as inferred resources are included in the resource figures for each rock type.

The mineral resources are presented by resource classification, based on the following parameters:

•	Measured. All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•	Indicated. All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•	Inferred. All other estimated blocks.

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Mineral resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource. This classification scheme adheres to standards set forth by Canadian and American securities authorities, and includes the mineral reserves estimated in Sections 19.5 and 19.6 of this report. The measured and indicated mineral resource estimates are summarized at various cutoff grades by classification in Table 15a.

Table 15a Measured and Indicated Mineral Resources

	=0.20 g/t Au			=0.30 g/t Au			=0.40 g/t Au

Classification	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Total	216,802	0.47	15.62	148,039	0.57	18.43	97,979	0.67	21.56

Additionally, inferred mineral resource estimates are presented in Table 15b below:

Table 15b Inferred Mineral Resources

	=0.20 g/t Au			=0.30 g/t Au			=0.40 g/t Au

Classification	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18

Validation of the resource model was performed by inspecting various plan and sectional areas of the model. Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains where adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates the model is valid and represents the Cerro San Pedro mineral deposit.

19.5 Mineral Reserves @ $275 Gold and $5.25 Silver Prices

Pit Limit and Sequence Analyses

The large tonnage, low grade nature of the Cerro San Pedro mineral deposit lends itself to bulk, low cost, open pit mining methods. Economic pit limit evaluation input parameters for this study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Various scenarios were evaluated and Glamis selected a base case to determine the mineral reserves. The base case commodity prices used were $275 per ounce gold and $5.25 per ounce silver. Mintec’s MEDSYSTEM software, using a Lerchs-Grossmann (LG) algorithm, was used to evaluate economic run-of-mine (ROM) pit shells. Pit slope criteria follow guidelines established by C.O. Brawner Engineering.

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Process input criteria were established by Glamis through internal and third party verification of the Cambior metallurgical test data. Only material with a measured or indicated classification was considered as potential ore in the LG analyses; all inferred material was treated as waste.

Additional non-discounted LG analyses were run at select metal prices for the equivalent gold value to define starter pit and phase pit geometries. The phased LG runs identified pre-stripping requirements for the project, targeted higher grade material as early in the mine life as possible, helped define the number of phases to consider for the project, and provided a test to insure adequate mining widths for the desired mining method. Figure 2 shows the geometry of the base case pit shell.

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N
MINERA SAN XAVIER, S.A. de C.V.
Lerchs-Grossmann (LG)
Pit Shell
0
100
200
Scale In Meters

Figure 2 - Lerchs-Grossmann Pit Shell at $275 Au

(taken from Feasibility Study)

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Final Pit Design Parameters

A final mineable pit was developed by MRA with Glamis involvement. The MRA design for the $275 Au pit not only considered the purely operational concerns such as highwall slopes, ramp placement, minimum pushback widths for fleet access, phase pit geometry, but also encompassed protection of important historical buildings in the village Cerro San Pedro. The key design parameters are shown in Table 16.

Table 16   Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10m
Vertical Interval between Catch Benches	20m
Catch Bench Width (toe to crest):
North & West Wall	8.6m
East Wall	10.3m
South Wall	9.2m
Designed Road Width	32m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55m
Minimum Mining Width	30m

Mineral Reserves

The final pit design was used to calculate the mineral reserves. The pit was divided into three phases to provide early ore production and spread stripping throughout the mine life. Sub-dividing the ultimate pit into smaller mining units improves the stripping ratio and ore grade in the early years. The three mining phases include internal and external access from the mining areas for ore and waste haulage. Table 17 summarizes the mineral reserves (proven and probable) from each of the phases. Maps showing the limits of Phase 1, Phase 2, and Phase 3 (the ultimate pit) are presented in Figures 3, 4, and 5, respectively.

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Table 17   Summary of Mineral Reserves by Phase @ $275 Au

Mining	Ore	Au	Ag	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	14	0.75	34.8	727	741	51.93
1	9,229	0.69	24.6	13,649	44,878	1.48
2	16,402	0.58	23.4	31,691	48,093	1.93
3	23,615	0.52	18.7	25,956	49,571	1.10
Total	49,260	0.57	23.0	72,023	121,283	1.46

Total mineral reserves at prices of $275/oz Au and $5.25/oz Ag are estimated at 49.3 million tonnes grading 0.57 g/t Au and 23.0 g/t Ag. These estimated mineral reserves include both proven and probable reserves, which correspond to measured and indicated mineral resources within the designed economic (ultimate) pit limits shown in Figure 5. All inferred resources were considered as waste and excluded from the above ore figures. The mineral reserves summarized in Table 17 are included in the mineral resource estimates presented in Section 19.4.

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19.6 Mineral Reserves @ $325 Gold and $4.62 Silver Prices

Pit Limit and Sequence Analyses

Recent pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann (LG) algorithm to determine the extent of economic open pit mining based on run-of-mine (ROM) ore. Process recoveries and operating costs used in these pit limit evaluations are summarized in Table 18.

Table 18   Pit Limit Input Parameters – Process Recoveries and Processing Costs

	Gold	Silver	Processing
Rock Type	Recovery (%)	Recovery (%)	Cost ($/t ore)

Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table 19.

Table 19   Pit Limit Input Parameters – Other Economic Values and Slope Angles

Parameter	Value

Gold price	$325 / oz
Silver price	$4.62 / oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$3.00 / oz
Freight and refining cost for silver	$0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97 / t
Mining cost – waste	$0.85 / t
General and administration cost	$0.20 / t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

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The economic parameters presented above have been estimated by Metallica and have provisions for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

The economic and recovery parameters, along with the lithology-based densities, were incorporated within a block valuation subroutine, which stored the net dollar values per block in the computer model of the deposit. Only material with a measured or indicated classification was considered as potential ore in the LG analysis; all inferred material was treated as waste. The net dollar values were then supplied to the MEDSYSTEM LG program, along with the overall slope angles, to generate an economic pit shell. Contours of the resulting pit shell are presented in Figure 6.

Additional floating cone (FC) analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery parameters. The FC algorithm was used for this part of the study because it was faster than comparable LG runs and yielded similar results, especially for the internal phases. The results of this study indicate the same development sequence as described in the Feasibility Study. The starter pit also remained practically unchanged.

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Final Pit Design Parameters

The LG pit shell presented in Figure 6, derived from respective gold and silver prices of $325/oz and $4.62/oz, was used to guide the design of the ultimate pit. The incorporation of haul roads and pit wall smoothing were required for the development of a proper mine plan and mineral reserve estimate.

The final pit design parameters are nearly identical to those used by Glamis in the Feasibility Study. Pit slope criteria followed guidelines established by C.O. Brawner Engineering. Haul road width, inclusive of berms and ditches, narrowed slightly to 30 meters, which will be adequate for off-highway haul trucks with payload capacities ranging 96 to 153 tonnes. Other operating criteria, including a buffer zone to protect historical buildings within the village of Cerro San Pedro, remain as before. Table 20 summarizes the geometric parameters used in the design of the internal mining phases and ultimate pit.

Table 20   Revised Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10m
Vertical Interval between Catch Benches	20m
Catch Bench Width (toe to crest):
North & West Wall	8.6m
East Wall	10.3m
South Wall	9.2m
Designed Road Width	30m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55m
Minimum Mining Width	30m

The only exceptions to the above criteria are the bottom four benches of the ultimate pit (Phase 3), where single-lane ramps with gradients of up to 12% are employed. As the mine approaches the end of its life, normal operational standards are frequently relaxed in order to maximize ore extraction.

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Mineral Reserves

As with previous mine plans, the pit was divided into three phases to minimize preproduction stripping and improve pit head grades in the early years of operation. Subdividing the ultimate pit into smaller mining units also better distributes waste stripping over the operating life of the mine. The initial pit access road is presented in Figure 7. Mining Phases 1, 2 and 3, illustrated in Figures 8, 9 and 10, respectively, include internal ramps and connections to external access roads for ore and waste haulage. Phase 3 represents the last pushback to the ultimate pit limits, upon which the mineral reserve estimates are based. Table 21 below summarizes the mineral reserves for each of the phases.

Table 21   Summary of Mineral Reserves by Phase @ $325 Au

Mining	Ore	Gold	Silver	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	50	0.68	43.1	701	751	14.02
1	10,274	0.71	25.1	11,814	22,088	1.15
2	24,443	0.60	27.5	33,171	57,614	1.36
3	26,289	0.53	20.2	28,302	54,591	1.08
Total	61,056	0.59	24.0	73,988	135,044	1.21

One of the differences in the mineral reserve estimates presented in Table 21 above and those listed in Section 19.5, besides metals prices, is the incorporation of additional rock types into the ore definition. The previous reserve estimate considered only Porphyry Oxide and Begonia Limestone rock types as potential ore. Table 22 summarizes the $325 Au/$4.62 Ag mineral reserves by rock type.

Table 22   Mineral Reserve Summary by Rock Type @ $325 Au

	Ore	Au	Ag	Waste	Total
Material	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Porphyry Oxide	44,499	0.54	20.7	1,580	46,079
Porphyry Mixed	5,274	0.72	27.7	1,629	6,903
Porphyry Sulfide	965	0.90	40.2	626	1,591
Begonia Limestone	7,199	0.54	32.3	25,584	32,783
Hospital Limestone	1,546	0.68	39.6	23,178	24,724
Barreno Limestone	512	1.18	36.0	13,626	14,138
Barreno MnOx	1,073	1.24	43.6	2,280	3,353
Begonia Carbonaceous	—	—	—	4,683	4,683
Tertiary Rhyolite	—	—	—	304	304
Tailings	—	—	—	496	496
Total	61,056	0.59	24.0	73,988	135,044

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The mineral reserve estimates presented in this section are based on proven and probable reserves above internal net smelter return (NSR) cutoff grades that vary according to processing costs (which were assigned by rock type). An NSR cutoff of $2.12/t was used to define ore for Porphyry Mixed and Porphyry Sulfide rock types; all other material was based on a $1.33/t NSR cutoff grade. (The internal cutoff grade is based on incremental ore haulage, processing and general/administration costs, but excludes the mining cost in its calculation.)

Table 23 shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and inferred mineral resources within the designed economic (ultimate) pit limits shown in Figure 10. All inferred material was treated as waste.

Table 23 Mineral Reserve Summary by Classification @ $325 Au

	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Other Waste	—	—	—	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

Total mineral reserves at prices of $325/oz Au and $4.62/oz Ag are estimated at 61 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes. All of the mineral reserves presented in Table 23 are contained within the mineral resource estimates presented in Section 19.4.

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Item 20: Other Relevant Data and Information

As of the date of this report, November 24, 2003, and to the best of WLR Consulting, Inc.’s knowledge, the author is of the opinion that this report contains all relevant data and information concerning the Cerro San Pedro Project that was either provided directly by Metallica or contained in the previously filed report entitled Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.

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Item 21: Interpretation and Conclusions

The results of this Technical Report clearly illustrate that the use of a higher gold price will result in an increase in mineral reserves for the Cerro San Pedro deposit. The Feasibility Study used metal prices of $275 per ounce for gold and $5.25 per ounce of silver and reported a mineral reserve of 49.3 million tonnes grading 0.57 g/t Au and 23.0 g/t Ag, with a strip ratio of 1.46 tonnes of waste per tonne of ore. At a gold price of $325 per ounce and a silver price of $4.62 per ounce, the mineral reserves were increased to 61.1 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag with a strip ratio of 1.21 tonnes of waste per tonne of ore.

The Cerro San Pedro project has been through three complete feasibility studies by various owners. Extensive studies have been generated by numerous, well recognized consultants and the author is of the opinion that the project has a sound and reliable technical database.

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Item 22: Recommendations

Based on the results of this Technical Report, it is recommended that the Cerro San Pedro Project be re-evaluated with the increased ore reserves for a construction and production decision. Project economic evaluations and financing should be actively pursued.

It is important that the project maintains an active presence to preserve environmental permits, mining concessions, and community relations while the project economic justification and financing arrangements are being made.

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Item 23: References

Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000

Cambior Inc. / Metallica Resources Inc., Cerro San Pedro Project, Feasibility Study, November 1999

Kilborn International, Minera San Xavier, S.A. de C.V., Cerro San Pedro Project, Feasibility Study, February 1997

WLR Consulting, Inc., Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report, February 4, 2003,

The feasibility studies listed above are based on numerous detailed reports and studies that provided the support for each of the feasibility evaluations. These reports are included by reference.

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Item 24 Date

The effective date of this report is November 24, 2003

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Item 26: Illustrations

Illustrations are included as figures in the specific items of this report.

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Certification of Author

I, William L. Rose, P.E., am a Registered Professional Engineer and the owner of WLR Consulting, Inc., 9386 West Iowa Avenue, Lakewood, Colorado 80232-6441, U.S.A. I am a graduate of the Colorado School of Mines with a Bachelor of Science degree in Mining Engineering. I have practiced my profession continuously for 26 years since 1977.

I am:

     A Registered Professional Engineer in the State of Colorado, P.E. No. 19296

     A Registered Professional Engineer in the State of Arizona, P.E. No. 15055
     A member of the Society for Mining, Metallurgy and Exploration, Inc.

As a mining engineer, I have more than 26 years of experience in surface and underground mine operations and engineering for base and precious metals, industrial mineral and coal mining projects. These efforts include mineral resource and mineral reserve estimation, mine development planning, mining feasibility evaluations, mining and processing operations, reclamation planning, and project permitting. Prior to creating my firm, I have held responsible engineering and management positions with Atlantic Richfield Company; U.S. Borax & Chemical Corporation; Pincock, Allen & Holt, Inc.; Westmont Mining Inc., and Mine Reserves Associates, Inc.

The source of the geological and financial information for this report was provided by Metallica Resources Inc. The information provided by Metallica is, to the best of my knowledge and experience, reasonable for a mining project at this stage of development. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report.

By virtue of my education and experience, I am a Qualified Person as defined in National Instrument 43-101. I have visited the Cerro San Pedro project site during October 8-10, 1996, and I have reviewed the data contained in the reports entitled “Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.” I have read the National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

As a Qualified Person, I am independent of Metallica Resources Inc. and any of its subsidiary or affiliated entities under the terms set forth in Section 1.5 of the National Instrument 43-101. I do not have any financial interest, direct or indirect, in the properties under study by Metallica Resources Inc., nor do I hold any stock or other securities in Metallica Resources Inc., nor do I expect to receive any.

Through my previous employment with Mine Reserves Associates, Inc., I participated in the mineral reserve estimation and mine planning work that was incorporated into the Kilborn International (February 1997) and Glamis Gold (November 2000) feasibility studies of the Cerro San Pedro project.

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I have performed the work and am directly responsible for the pit limit evaluations, mine doeigne and mineral reserve estimates presented in Sections 19.5 and 19.6 of this Technical Report. Items 12, 13, 14, 15, 16, 18, 19.1, 19.2, 19.3 and 19.4 were compiled from information contained in the reports referenced in Item 23.

Dated at Lakewood, Colorado, this 24th day of November, 2003.

William L. Rose
State of Colorado P.E. No. 19296

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